Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

NOVARTIS PHARMACEUTICALS CORPORATION

and

NOVARTIS PHARMA AG

AND

WARNER CHILCOTT COMPANY, LLC

and

WARNER CHILCOTT PLC

(solely for purposes of Clause 19)

Table of Contents

1.	DEFINITIONS AND INTERPRETATION		1

	1.1	Definitions.	1

	1.2	Interpretation.	9

2.	SALE AND TRANSFER OF ASSETS		10

	2.1	Sale of Assets.	10

	2.2	Excluded Assets.	11

	2.3	Non-Compete.	12

	2.4	Pediatric Program.	13

3.	GRANT OF LICENSES		14

	3.1	Licenses.	14

4.	ASSUMED LIABILITIES AND EXCLUDED LIABILITIES		14

	4.1	Assumed Liabilities.	14

	4.2	Excluded Liabilities.	14

	4.3	Co-Promotion Agreement and Transition Liabilities.	15

5.	OBLIGATIONS OF THE PURCHASER		16

	5.1	Transfer of Transferred Product Registrations.	16

	5.2	Transfer of Manufacturing.	16

6.	MAINTENANCE OF TRANSFERRED PRODUCT REGISTRATIONS PENDING COMPLETION OF TRANSFER		16

	6.1	Maintenance.	16

	6.2	Responsibility.	16

	6.3	Costs.	17

7.	CO-OPERATION ON PHARMACOVIGILANCE AND SAFETY		17

	7.1	Adverse Events.	17

8.	PURCHASE PRICE AND PAYMENT OF PURCHASE PRICE		17

	8.1	Purchase Price.	17

	8.2	Milestone Payments.	17

	8.3	Payment Schedule.	18

	8.4	Reports.	18

	8.5	Audits.	18

	8.6	Taxes.	19

i

	8.7	Allocation of Purchase Price.	20

9.	CLOSING		20

	9.1	Closing Date, Time and Place.	20

	9.2	Conditions of Performance by Novartis and the Purchaser.	20

	9.3	Purchaser’s Conditions.	21

	9.4	Novartis’ Conditions.	21

	9.5	Closing Deliveries.	22

	9.6	Transfer of Title; Insurance.	23

10.	THIRD PARTY AGREEMENTS		24

	10.1	Assignment of Third Party Agreements.	24

	10.2	Termination of Third Party Agreements.	24

11.	NOVARTIS’ REPRESENTATIONS AND WARRANTIES		24

	11.1	Representations and Warranties.	24

	11.2	Disclaimer.	28

	11.3	Adequacy of Information.	28

12.	PURCHASER’S REPRESENTATIONS AND WARRANTIES		29

	12.1	Representations and Warranties.	29

13.	INDEMNIFICATION		30

	13.1	Survival.	30

	13.2	Indemnification by Novartis.	30

	13.3	Indemnification by the Purchaser.	30

	13.4	Limitations.	31

	13.5	Reductions.	31

	13.6	Sole Remedy.	32

14.	THIRD PARTY CLAIM PROCEDURES		32

15.	TERMINATION		33

	15.1	Termination.	33

	15.2	Effect of Termination.	33

16.	COVENANTS		33

	16.1	Purchaser’s Access.	33

	16.2	HSR Act; Further Assurances.	34

	16.3	Employees.	35

	16.4	Maintenance of Data and Books and Records.	36

	16.5	Conduct of Business.	36

	16.6	Notice of Certain Events.	37

	16.7	Right of First Offer.	37

17.	OTHER COVENANTS		38

	17.1	Withholding.	38

	17.2	PDE Levels.	39

	17.3	Customer Notification.	39

	17.4	Adverse Event Data.	39

	17.5	Transition Matters.	39

18.	CONFIDENTIALITY; PRESS RELEASE		39

	18.1	Confidentiality.	39

	18.2	Press Releases.	40

19.	MISCELLANEOUS		40

	19.1	Governing Law and Jurisdiction.	40

	19.2	Waiver of Jury Trial.	40

	19.3	Assignment.	40

	19.4	Notices.	41

	19.5	Waiver and Amendments.	42

	19.6	Severability.	43

	19.7	Entire Agreement.	43

	19.8	Relationship of the Parties.	43

	19.9	Expenses.	43

	19.10	English Language.	43

	19.11	Counterparts.	43

	19.12	Disclosure Schedule References.	44

	19.13	Warner Chilcott Guaranty.	44

List of Schedules

Schedule 1	Drug Substance
Schedule 2	List of Employees
Schedule 3	Patents
Schedule 4	Third Party Agreements
Schedule 5	Trademarks
Schedule 6	Transferred Product Registrations
Schedule 7	Template of Pharmacovigilance Agreement
Schedule 8	Template of Bill of Sale
Schedule 9	Template of Patent Assignment Agreement
Schedule 10	Template of Trademark Assignment Agreement
Schedule 11	Template of Domain Name Assignment Agreement
Schedule 12	Template of Intellectual Property Cross License Agreement
Schedule 13	Template of Trademark Co-Existence Agreement
Schedule 14	Template of Transition Agreement
Schedule 15	Template of Supply Agreement
Schedule 16	Template of Co-Promotion and Co-Development Termination Agreement
Schedule 17	Template of Assumption of Liabilities Agreement
Schedule 17.5	Delayed Transfers
Schedule 18	Disclosures (by Novartis)

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Asset Purchase Agreement”) is made as of this 23rd day of September, 2010, by and among Novartis Pharmaceuticals Corporation, a Delaware corporation (“NPC”), and Novartis Pharma AG, a Swiss company (“NPHAG”) (NPC and NPHAG being referred to collectively as “Novartis”), and Warner Chilcott Company, LLC, a Puerto Rican limited liability company (the “Purchaser”), and, solely for purposes of Clause 19, Warner Chilcott PLC, an Irish public limited company (“Warner Chilcott”). Novartis and the Purchaser are each referred to individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Novartis and its Affiliates (as defined below) sell, market, distribute, manufacture and commercialize, by themselves or through third parties, the Product (as defined below) and the Drug Substance (as defined below) in certain countries;

WHEREAS, Novartis desires to sell, transfer, and convey to the Purchaser, and the Purchaser desires to purchase from Novartis, the Transferred Assets (as defined below), and the Purchaser desires to assume the Assumed Liabilities (as defined below); and

WHEREAS, in connection with the sale, transfer and conveyance of the Transferred Assets, the Parties and/or their respective Affiliates desire to enter into the Ancillary Agreements (as defined below);

NOW, THEREFORE, the Parties hereby agree as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions. For the purpose of this Asset Purchase Agreement, the following terms shall have the following meanings:

“2011 Excess Net Sales” shall mean the excess, if any, of the amount of 2011 Net Sales over One Hundred Ninety Million United States Dollars ($190,000,000).

“2011 Net Sales” shall have the meaning set forth in Clause 8.2(a).

“2012 Excess Net Sales” shall mean the excess, if any, of the amount of 2012 Net Sales over Two Hundred Million United States Dollars ($200,000,000).

“2012 Net Sales” shall have the meaning set forth in Clause 8.2(b).

“Act” means the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder.

“Adverse Event” means any untoward medical occurrence in a patient or clinical investigation subject administered a pharmaceutical product and that does not necessarily have a causal relationship with the treatment. An adverse event can therefore be any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of a medicinal product, whether or not related to the medicinal product.

“Affiliate” means, with respect to a Party, any Person that directly or indirectly controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” shall mean direct or indirect ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or fifty percent (50%) or more of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity.

“Allocation” shall have the meaning set forth in Clause 8.7.

“Ancillary Agreements” means the License Agreement, the Trademark Co-Existence Agreement, the Transition Agreement, the Supply Agreement and the Co-Promotion Termination Agreement.

“Acquired” means any of the following events: (a) any Third Party (or group of Third Parties acting in concert) becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the stock then outstanding of NPHAG normally entitled to vote in elections of directors; (b) NPHAG consolidates with or merges into another corporation or entity, or any corporation or entity consolidates with or merges into NPHAG, in either event pursuant to a transaction in which more than fifty percent (50%) of the total voting power of the stock outstanding of the surviving entity normally entitled to vote in elections of directors is not held by the Persons holding at least fifty percent (50%) of the outstanding shares of NPHAG preceding such consolidation or merger; or (c) NPHAG conveys, transfers or leases all or substantially all of its assets to any Third Party.

“ANDA” means an abbreviated new drug application.

“Asset Purchase Agreement” shall have the meaning set forth in the Preamble.

“Assumed Liabilities” shall have the meaning set forth in Clause 4.1.

“Audit Team” shall have the meaning set forth in Clause 8.5(a).

“Authorization” means any consent, authorization, approval, order, license, certification or permit of or from, or declaration or filing with, any Governmental Entity, including, without limitation, any required filing with any Governmental Entity and the subsequent expirations of any required waiting period under any anti-trust law.

“Base Purchase Price” shall have the meaning set forth in Clause 8.1.

“Books and Records” means all books, records, files, reports, plans and operating records (including extracts thereof) in any form, including, without limitation, paper, electronically stored data, magnetic media, film or microfilm, in each case to the extent related to the Product, the Drug Substance and/or the Transferred Assets in the Territory including, without limitation, the entire Drug Master File and NDA in documentary and electronic form, and all such correspondence between Novartis, its Affiliates and all Regulatory Authorities and/or Governmental Entities.

“Business” means selling, marketing, distributing and commercializing the Product in the Territory and manufacturing and developing the Product for use in the Territory.

“Business Day” means a day (other than a Saturday, Sunday or a public holiday) on which the banks are open for business in Basel, Switzerland, and New York, NY, USA.

“Closing” and “Closing Date” shall have the meanings set forth in Clause 9.1.

“Combination Product” means a single pharmaceutical product containing both the Drug Substance and at least one other active ingredient.

“Commercial Information” means marketing, advertising and promotional materials, customer and sales information (including customer, vendor and supplier lists), product literature, training materials, artwork relating to product packaging, designs, market research, customer surveys, target demographic analyses and consultants’ reports in whatever medium (e.g., audio, visual, print) and any similar information in each case to the extent related to the commercialization of the Product in the Territory, but excluding the Novartis Names and Marks.

“Competitive Product” means a pharmaceutical product for use in humans for the treatment of overactive bladder and the symptom complex relating to overactive bladder, including urgency, frequency, nocturia and/or urge incontinence.

“Co-Promotion Agreement” means that certain Co-Promotion and Co-Development Agreement dated July 3, 2005 by and between Novartis Pharmaceuticals Corporation and the Purchaser as successor in interest to Proctor & Gamble Pharmaceuticals, Inc.

“Co-Promotion Termination Agreement” means the co-promotion termination agreement referred to in Clause 9.5(a)(x).

“Customer” means any Third Party wholesalers, pharmacy benefit managers, managed care organizations, government buyers, group purchasing organizations or other Third Parties that purchase the Product from NPC as of the Closing Date in the Territory.

“Data” means all reports, correspondence and data in any form, including, without limitation, paper, electronically stored data, magnetic media, film or microfilm, in each case to the extent related to the Transferred Assets, the Drug Substance or the Product in

the Territory, including, without limitation, all correspondence with any Regulatory Authority and/or Governmental Entity relating to the Product, the Transferred Assets and/or the Drug Substance in the Territory and all other documents pertaining to communications with any Regulatory Authority and/or Governmental Entity (including, but not limited to, minutes of any communications with any Regulatory Authority and/or Governmental Entity regarding the Product, the Transferred Assets and/or the Drug Substance and applications for any regulatory approval of the Product and/or the Drug Substance, if any) in the Territory and all physician prescribing information related to the Territory, if any, with respect to products in the same class as the Product.

“Data Room” shall have the meaning set forth in Clause 11.1(f).

“Domain Name Assignment Agreement” means the domain name assignment agreement referred to in Clause 9.5(a)(v).

“Domain Names” means the following internet domain names and the websites located at such domain names: darifenacin.com; enablex.com; enablex.org; enablex.net; enablex.biz; enablex.us; enablex.info; enablexkolcenter.com; enablexprograms.com; enablexrisksandbenefits.com; 4enablex.com; forenablex.com; learnaboutenablex.com; enablexsample.com; and enablexsamples.com.

“Drug Substance” means the active ingredient darifenacin hydrobromide having the chemical structure set forth on Schedule 1.

“Encumbrance” means any encumbrance, claim, charge, hypothecation, lien, mortgage, pledge, option, retention of title, right of first refusal or security interest of any kind.

“Excluded Assets” shall have the meaning set forth in Clause 2.2.

“Excluded Liabilities” shall have the meaning set forth in Clause 4.2.

“Fundamental Representations” shall have the meaning set forth in Clause 13.1.

“Governmental Entity” means any court, agency, authority, department, legislative or regulatory body or other instrumentality of any government or country or of any national, federal, state, provincial, regional, county, city or other political subdivision of any such government or any supranational organization of which any such country is a member or quasi-governmental authority or self-regulatory organization of competent authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IND” shall mean (a) an Investigational New Drug Application, as defined in the Act and (b) all supplements and amendments that may be filed with respect to the foregoing.

“Indemnified Party” shall have the meaning set forth in Clause 14(a).

“Indemnifying Party” shall have the meaning set forth in Clause 14(a).

“Inventory” means all stock of the Drug Substance and/or Product (and allocated ingredients and material) that are maintained, held, or stored by or on behalf of Novartis or its Affiliates.

“Know-How” means all trade secrets, confidential and proprietary ideas, inventions, data, instructions, processes, formulas, formulation information, validations, package specifications, chemical specifications, chemical and finished goods analytical test methods, stability data, all testing data, product specifications, information with respect to expert opinion, drawings, formulae, reports, market forecasts, lists and particulars of suppliers and information (whether or not patented or patentable), technology and techniques, in any form, including paper, electronically stored data, magnetic media, film and microfilm, in each case to the extent related to the Product and/or the Drug Substance in the Territory, including all biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical, safety, manufacturing and quality control data and information related thereto, but excluding Manufacturing Technology.

“Knowledge” means with respect to Novartis the actual knowledge of any of the employees of Novartis listed on Schedule 2, in each case after due inquiry.

“Law” means any statute, law, ordinance, requirement, decree, regulatory rule, code or order of a Governmental Entity.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or not or determined or determinable, including product liability, and, more generally, any liability arising under any law, action or governmental order and any liability arising under any contract or undertaking.

“License Agreement” means the license agreement referred to in Clause 9.5(a)(vi).

“Licensed IP” means any Know-How, Manufacturing Technology, Data, Books and Records, Product Registration Data, Commercial Information, Medical Information (and any intellectual property rights in the foregoing) in each case that does not constitute Transferred IP but that is related to the commercialization and/or manufacture of the Product and/or the Drug Substance in the Territory and in each case that is in existence and owned by Novartis and/or its Affiliates or which Novartis and/or its Affiliates have a right to license as of the Closing Date (it being understood that for the avoidance of doubt, “Licensed IP” shall include any patent application filed by Novartis and/or its Affiliates after the Closing Date and any patent issued to Novartis and/or its Affiliates as a result of any such application to the extent that any such patent applications or patents specifically claim (a) the Product and/or the Drug Substance, (b) a composition comprising the Product and/or the Drug Substance wherein darifenacin hydrobromide is the sole active agent referred to, generically or specifically, in the claims directed to said composition, (c) a method of making the Product and/or the Drug Substance, or (d) a method of treating or preventing a disease or disorder by administering the Product and/or the Drug Substance, wherein darifenacin hydrobromide is the sole active agent referred to, generically or specifically, in the claims directed to said method; and wherein the dates of invention for the foregoing darifenacin hydrobromide related claimed inventions are prior to the Closing Date.

“Loss” means any and all damage, loss, liability and expenses, including reasonable attorney’s fees and expenses in connection with any action, suit or proceeding, whether involving a third-party claim or a claim solely between the Parties.

“Manufacturing Technology” means all technology, trade secrets, know-how and proprietary information in each case to the extent related to the manufacture, validation, packaging, release testing, stability and shelf life of the Product and/or the Drug Substance used in the Business, including, but not limited to, the Product’s formulation, manufacturing records, sampling records, standard operation procedures and batch records related to the manufacturing process, and supplier lists.

“Material Adverse Effect” means an effect which is materially adverse to the Transferred Assets and Product IP, taken as a whole, or to the Business, but will not include (i) any adverse effect to the extent due to changes in conditions generally affecting (A) the United States pharmaceutical industry or (B) the United States economy as a whole, except in the case of effects referenced in clauses (A) or (B), for effects that disproportionately impact the Transferred Assets and Product IP, taken as a whole, or the Business, as compared to other companies in the United States pharmaceutical industry, (ii) any change or adverse effect caused by the announcement of this Asset Purchase Agreement and the transactions contemplated by this Asset Purchase Agreement or (iii) any adverse effect due to legal or regulatory changes except for any such effects that disproportionately impact the Transferred Assets and Product IP, taken as a whole, or the Business, as compared to other companies in the United States pharmaceutical industry.

“Medical Information” means any medical or clinical information related to the Product and/or the Drug Substance in the Territory, including clinical and technical matters, such as therapeutic uses for the licensed indications, drug-disease information, and other product characteristics. Medical Information shall include any medical or clinical information relating to completed clinical trials and related to the Product and/or the Drug Substance conducted by or on behalf of Novartis and/or its Affiliates outside of the Territory whether or not included in the Drug Master File or NDA for the Product.

“Milestone Payment” means any of the payments required to be made pursuant to Clause 8.2.

“NDA” means a New Drug Application, as defined in the Act, as the same may be supplemented or amended from time to time.

“Net Sales” means the gross amount invoiced for all Product sold by the Purchaser and its Affiliates and sublicensees in arm’s-length transactions to Third Parties in the Territory, in each case after subtracting (i) normal and customary trade, quantity and cash discounts, rebates and chargebacks in arm’s-length transactions allowed or given to wholesalers and other distributors (including retailers) buying groups or other institutions; (ii) duties and taxes (other than income taxes) incurred by the Purchaser with respect to shipment of the Product from the Purchaser’s distribution facilities, but excluding freight, shipping and insurance costs; (iii) fees, reimbursements or similar payments or adjustments granted or paid to wholesalers or other distributors, buying groups, healthcare insurance carriers or other persons; (iv) credits or allowances actually granted for damaged goods, recalls, returns or rejections (including, but not limited to, wholesaler, distributor and retailer returns) of Product or for retroactive price reductions; (v) any payment, allowance or credit to any Governmental Entity, including United States federal or state Medicaid, Medicare or similar programs; and (vi) actual bad debt write-off attributable to the sale of the Product. For clarity, any of the items set forth above that would otherwise be deducted from the invoice price in the calculation of Net Sales but which are separately charged to, and paid by, Third Parties shall not be deducted from the invoice price in the calculation of Net Sales. Net Sales shall be determined on an accrual basis (except for clause (vi) above) in accordance with United States Generally Accepted Accounting Principles, applied on a basis consistent with the Purchaser’s annual audited financial statements.

“Net Sales Report” shall have the meaning set forth in Clause 8.4.

“Novartis” shall have the meaning set forth in the Preamble.

“Novartis Names and Marks” shall have the meaning set forth in the License Agreement.

“NPHAG” shall have the meaning set forth in the Preamble.

“Offer” shall have the meaning set forth in Clause 16.7.

“Offer Notice” shall have the meaning set forth in Clause 16.7.

“Offer Period” shall have the meaning set forth in Clause 16.7.

“Other Transferred IP” means any Know-How, Books and Records, Commercial Information, Data, Medical Information and Product Registration Data (and any and all intellectual property rights in the foregoing) and any other intellectual property rights, in each case to the extent relating exclusively to the Product and/or Drug Substance in the Territory and that is in existence and owned by, or licensed to, Novartis and/or its Affiliates as of the Closing Date.

“Packaging Materials” collectively means and includes any prescription information (including labeling, bottle and package inserts, indications and safety instructions), packaging (including the box and bottle, as applicable) and similar materials relating to the packaging of the Product.

“Party” and “Parties” shall have the meanings set forth in the Preamble.

“Patent Assignment Agreement” means the patent assignment agreement referred to in Clause 9.5(a)(iii).

“Patents” means (i) those patents and patent applications in the Territory listed in Schedule 3 and (ii) any and all patent applications relating to the Product and/or the Drug Substance in the Territory filed by Novartis and/or its Affiliates between the date of this Asset Purchase Agreement and the Closing Date, provided that in the case of clause (ii) such patent applications specifically claim (a) the Product and/or the Drug Substance, (b) a composition comprising the Product and/or the Drug Substance wherein darifenacin hydrobromide is the sole active agent referred to, generically or specifically, in the claims directed to said composition, (c) a method of making the Product and/or the Drug Substance, or (d) a method of treating or preventing a disease or disorder by administering the Product and/or the Drug Substance, wherein darifenacin hydrobromide is the sole active agent referred to, generically or specifically, in the claims directed to said method.

“PDE” shall have the meaning set forth in the Co-Promotion Agreement.

“Permitted Encumbrances” means any governmental assessments and other governmental charges not yet due and payable.

“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

“Product” means those product(s) that include the Drug Substance and that is/are marketed and sold by Novartis and its Affiliates under the Trademarks and/or the Transferred Product Registrations in the Territory as of the Closing Date and any new formulation, dosage form or dosage strength related thereto.

“Product IP” means the Transferred IP and the Licensed IP.

“Product Registration Data” means the existing and available dossiers used by Novartis and/or its Affiliates at the Closing Date to obtain and maintain the Transferred Product Registrations in the Territory.

“Product Registration Transfer Date” means the date upon which the Purchaser or the Purchaser’s Affiliate or designee is named as the holder of the Transferred Product Registrations on the records of the FDA.

“Purchase Price” shall have the meaning set forth in Clause 8.1.

“Purchaser” shall have the meaning set forth in the Preamble.

“Qualifying Loss” shall have the meaning set forth in Clause 13.4(b)(i).

“Regulatory Authority” means the United States Food and Drug Administration and any successor entity thereto.

“Restricted Employee” shall have the meaning set forth in Clause 16.3.

“Restricted Period” shall have the meaning set forth in Clause 2.3(a).

“ROFO Rights” shall have the meaning set forth in Clause 16.7.

“SEC” shall have the meaning set forth in Clause 18.2.

“Supply Agreement” means the supply agreement referred to in Clause 9.5(a)(ix).

“Territory” means the United States of America, its territories and possessions on the date hereof including, without limitation, the Commonwealth of Puerto Rico.

“Third Party” means any Person other than a Party or any Affiliate of a Party.

“Third Party Agreements” means those contracts, licenses and other agreements between Novartis or any of its Affiliates, on the one hand, and third parties, on the other hand, that are listed in Schedule 4.

“Third Party Claim” shall have the meaning set forth in Clause 14(a).

“Trademark Assignment Agreement” means the trademark assignment agreement referred to in Clause 9.5(a)(iv).

“Trademark Co-Existence Agreement” means the trademark co-existence agreement referred to in Clause 9.5(a)(vii).

“Trademarks” means the trademarks registered, and the trademark applications pending, in the Territory as listed in Schedule 5 including all goodwill associated therewith.

“Transferred Assets” shall have the meaning set forth in Clause 2.1.

“Transferred IP” means (i) the Patents, (ii) the Trademarks, (iii) the Domain Names and (iv) the Other Transferred IP.

“Transferred Product Registrations” means all NDAs and INDs relating to the Product in the Territory as set forth on Schedule 6.

“Transition Agreement” means the transition agreement referred to in Clause 9.5(a)(viii).

“Unaudited Sales Statements” shall have the meaning set forth in Clause 11.1(s).

“Warner Chilcott” shall have the meaning set forth in the Preamble.

“Warranty Breach” shall have the meaning set forth in Clause 13.2(a).

1.2	Interpretation. In this agreement unless otherwise specified:

(a)	“includes” and “including” shall mean respectively includes and including without limitation;

(b)	a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(c)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(d)	references to Clauses and Schedules are to Clauses and Schedules of this Agreement unless otherwise specified;

(e)	the headings in this Asset Purchase Agreement are for information only and shall not be considered in the interpretation of this Asset Purchase Agreement;

(f)	any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not including email);

(g)	the words “hereof”, “herein” and “hereunder” and words of like import used in this Asset Purchase Agreement shall refer to this Asset Purchase Agreement as a whole and not to any particular provision of this Asset Purchase Agreement;

(h)	references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any Schedules hereto, all such amendments, modifications or supplements in existence on the date hereof must also be listed in the appropriate Schedule; and

(i)	the Parties agree that the terms and conditions of this Asset Purchase Agreement are the result of negotiations between the Parties and that this Asset Purchase Agreement shall not be construed in favor of or against any Party by reason of the extent to which any Party participated in its preparation.

2.	SALE AND TRANSFER OF ASSETS

2.1	Sale of Assets. Novartis shall, or shall cause its Affiliates to, with effect as of the Closing Date, sell, transfer, assign and convey, free and clear of all Encumbrances (other than Permitted Encumbrances), to the Purchaser, and the Purchaser shall purchase from Novartis and its Affiliates, all of Novartis’ and its Affiliates’ rights, titles, and interests in and to the following assets (“Transferred Assets”):

(a)	the Transferred Product Registrations;

(b)	the Transferred IP;

(c)	subject to the last sentence of Clause 17.5, the Third Party Agreements;

(d)	all rights, claims and counter-claims of Novartis and its Affiliates against third parties relating to the Transferred Assets, choate or inchoate, known or unknown, contingent or otherwise, other than such rights and claims relating to the Excluded Assets or Retained Liabilities; and

(e)	the goodwill to the extent related to the Business and not otherwise specifically identified herein.

2.2	Excluded Assets. Notwithstanding Clause 2.1, Novartis shall not sell, transfer, or convey to the Purchaser, and the Purchaser shall not purchase and acquire the following (“Excluded Assets”):

(a)	subject to the license rights granted to the Purchaser in the License Agreement and the Supply Agreement, the Licensed IP;

(b)	the name “Novartis”, “Ciba-Geigy” or “Sandoz”, or any trademark, service mark, trade dress, logo, trade name or corporate name similar or related thereto;

(c)	the accounts receivable, pre-paid expenses and any cash or cash equivalents of Novartis or any of its Affiliates relating to the Business, the Product or the Transferred Assets for the period prior to the Closing Date;

(d)	any real property or leaseholds (together with all fixtures and fittings related to any property), physical plant, machinery, equipment, supplies, motor vehicles or laboratory or office equipment;

(e)	any rights or assets outside the human pharmaceutical field (such as, for example, the use of the Drug Substance in the veterinary pharmaceutical field);

(f)	any domain names containing the word “Enablex” followed by a designation of a geographic location outside the Territory such as “.ch”, “.jp”, “.de”, “.uk”, “.ca” and “.cn” and the websites located at such domain names;

(g)	any Inventory (except as provided in the Supply Agreement);

(h)	any rights under Novartis’ insurance policies or self insurance which are related to the Business;

(i)

originals of books and records that Novartis and its Affiliates are required to retain pursuant to any Law; provided, however, that (i) Novartis and its Affiliates, as applicable, shall provide copies (redacted to the extent necessary to remove any confidential information not related to the Business, Product or Drug Substance in the Territory) of such books and records to the extent relating to the Business, Product or Drug Substance in the Territory upon the Purchaser’s reasonable request and (ii) Novartis and its Affiliates, as applicable, may destroy such books and records in accordance with their prevailing records retention procedures to the extent such books and records are no longer required to be retained by Law so long as Novartis and its Affiliates have previously provided copies of such books and records pursuant to clause (i) of this Clause 2.2(i);

(j)	any books and records relating to employees of Novartis and/or its Affiliates whose duties relate directly or indirectly to the Business, the Product and/or the Drug Substance in the Territory or relate directly or indirectly to any Excluded Assets; and

(k)	general books of account and books of original entry that comprise Novartis’ or an Affiliate’s permanent accounting or tax records.

2.3	Non-Compete.

(a)	Novartis covenants and agrees that, commencing on the Closing Date and ending on the third anniversary of the Closing Date (the “Restricted Period”), Novartis shall not, and shall cause its Affiliates not to, directly or indirectly, in any capacity, engage in or have any direct or indirect ownership interest in, or permit their names to be used in connection with, or enter into any joint venture, distribution or profit sharing with respect to, the business of selling, marketing, distributing, manufacturing or commercializing any Competitive Product in the Territory. Notwithstanding the provisions of this Clause 2.3, Novartis and its Affiliates shall not be restricted from conducting research and development activities with respect to the Product and/or Drug Substance in the Territory or from continuing to manufacture the Product and/or the Drug Substance, or through its Affiliates or Third Party collaborators, within the Territory for sale outside of the Territory or within or without the Territory for sale to the Purchaser pursuant to the Supply Agreement and Novartis and/or its Affiliates may, directly or indirectly, in any capacity engage in or have any direct or, subject to Clause 2.3(b), indirect ownership interest in, and permit their names to be used in connection with, or enter into any joint venture, distribution or profit sharing with respect to any business of selling, marketing, distributing, manufacturing or commercializing any pharmaceutical products, including but not limited to a Competitive Product, outside the Territory.

(b)

Notwithstanding the provisions of this Clause 2.3, none of Novartis or its Affiliates shall be restricted from doing any of the following: (i) acquiring any legal entity, division or business that derives less than 10% of its revenues from sales of a Competitive Product within the Territory (or any legal entity, division or business that derives an amount equal to or in excess of 10% of its revenues from sales of a Competitive Product within the Territory so long as Novartis causes such legal entity to cease selling such Competitive Product in the Territory (for the duration of the Restricted Period) within eighteen (18) months from the date of acquisition), and thereafter owning, managing, operating or controlling such Person; (ii) owning up to 10% of the voting equity securities or any non-voting equity or debt securities of any legal entity whose securities are publicly traded on a national securities exchange or in the over-the-counter market and that derives more than 10% of its revenues from sales of a Competitive Product within the Territory, (iii) owning any equity or debt securities through any employee benefit or pension plan, or (iv) the use of the Product or Drug Substance in any form in research and development as conducted by Novartis and its Affiliates.

(c)	It is specifically agreed that this Clause 2.3 shall not apply if NPHAG is Acquired.

(d)	Novartis covenants and agrees that Novartis and its Affiliates shall not file an ANDA challenging any of the Patents under 21 C.F.R. §314.94(a)(12)(i)(A)(4).

(e)	Novartis acknowledges that the restrictions contained in this Clause 2.3 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Asset Purchase Agreement and consummate the transactions contemplated hereby. Novartis acknowledges that any violation of this Clause 2.3 will result in irreparable injury to the Purchaser and agrees that the Purchaser shall be entitled to specific performance of Clause 2.3 and consent to the entry thereof. Without limiting the generality of the foregoing, the Restricted Period shall be extended for an additional period equal to any period during which Novartis is in breach of its obligations under this Clause 2.3.

(f)	If any provision contained in this Clause 2.3 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Clause 2.3, but this Clause 2.3 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Clause 2.3 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

2.4	Pediatric Program. From and after the Closing Date, the Purchaser shall assume responsibility for conducting the pediatric program relating to the Product being conducted by Novartis on the date hereof and for paying all costs and expenses that arise on or after the Closing Date in connection therewith. The Purchaser shall indemnify Novartis against any Loss (including but not limited to the expenses referred to in the preceding sentence) arising out of the conduct of the pediatric program after the Closing Date. Novartis shall indemnify the Purchaser for any Loss arising out of the conduct of the pediatric program prior to the Closing Date, whether such Loss arises prior to, on or after the Closing Date. In connection with the provision of the transition services contemplated by Clause 17.5, Novartis will use its commercially reasonable efforts to provide for an orderly transition of the pediatric program to Purchaser.

3.	GRANT OF LICENSES

3.1	Licenses. Under the terms and conditions of the License Agreement, Novartis shall, or shall cause its Affiliates, to grant to the Purchaser the licenses specified therein, effective upon the Closing Date. The entire consideration for such licenses shall form part of this Asset Purchase Agreement (including the Purchase Price and transfer of assets) and the licenses shall be fully paid-up and royalty-free.

4.	ASSUMED LIABILITIES AND EXCLUDED LIABILITIES

4.1	Assumed Liabilities. Effective as of the time of the Closing, the Purchaser shall assume, be responsible for and pay, perform and discharge when due only the following (collectively “Assumed Liabilities”):

(a)	any Liabilities arising, within or without the Territory, from any product liability claim or action, patent or trademark infringement claim, action or other lawsuit brought by any Third Party relating to Product or Drug Substance sold by Purchaser or any of its Affiliates (or its Third Party collaborators) from and after the Closing Date; and

(b)	any other Liabilities to the extent related to the Business or Transferred Assets arising from the conduct of the Business by the Purchaser or any of its Affiliates from and after the Closing Date.

4.2	Excluded Liabilities. Notwithstanding anything (other than Clause 4.3) in this Asset Purchase Agreement to the contrary, the Purchaser is assuming only the Assumed Liabilities and is not assuming any other Liability of Novartis or any of its Affiliates, and Novartis and/or its Affiliates shall retain and remain responsible for and pay, perform and discharge any and all Liabilities of Novartis and/or its Affiliates, whether arising prior to, on or after the Closing Date (collectively, the “Excluded Liabilities”), including the following:

(a)	any and all Liabilities, whether arising prior to, on or after the Closing Date within or without the Territory, from any patent or trademark infringement claim, action, lawsuit or other investigation or proceeding brought by any Third Party prior to, on or after the Closing Date relating to the Product or the Drug Substance sold by or on behalf of Novartis or any of its Affiliates (or its Third Party collaborators) prior to the Closing Date;

(b)	any and all Liabilities, whether arising prior to, on or after the Closing Date, arising under Permitted Encumbrances;

(c)	any and all Liabilities, whether arising prior to, on or after the Closing Date, arising under the Third Party Agreements to the extent such Liabilities arise out of (i) actions or events arising or occurring on or prior to the Closing Date, or (ii) a breach or default by Novartis or any of its Affiliates prior to the Closing Date;

(d)	any and all Liabilities, whether arising prior to, on or after the Closing Date, related to any accounts payable of Novartis or any of its Affiliates;

(e)	any and all Liabilities, whether arising prior to, on or after the Closing Date, arising out of any action, suit, investigation or proceeding to the extent relating to or arising out of actions or events arising or occurring prior to the Closing Date relating to the Product, the Business or the Transferred Assets;

(f)	any and all Liabilities, whether arising prior to, on or after the Closing Date, under the employee benefits or compensation arrangements of Novartis or any of its Affiliates;

(g)	any and all Liabilities, whether arising prior to, on or after the Closing Date, to the extent relating to any Excluded Asset;

(h)	any and all Liabilities, whether arising prior to, on or after the Closing Date for taxes of Novartis and any of its Affiliates;

(i)	any and all Liabilities arising out of the supply by Novartis and/or any of its Affiliates to the Purchaser or any of its Affiliates of the Product and/or Drug Substance to the extent Novartis or any of its Affiliates is responsible for such Liabilities pursuant to the terms of the Supply Agreement;

(j)	any other Liabilities to the extent related to the Business or Transferred Assets arising from the conduct of the Business by Novartis or any of its Affiliates on or prior to the Closing Date;

(k)	any and all Liabilities arising out of the Amended and Restated Asset Purchase Agreement dated as of March 17, 2003 among Pfizer Inc., Novartis International Pharmaceuticals Ltd and NPHAG as amended; and

(l)	any and all Liabilities, whether arising prior to, on or after the Closing Date within or without the Territory, from or relating to sales, marketing or price reporting practices prior to the Closing Date either to private price reporting services or to any Governmental Entity.

4.3	Co-Promotion Agreement and Transition Liabilities. Notwithstanding Clauses 2.4, 4.1 and 4.2, each of Novartis and the Purchaser, or their respective Affiliates, as the case may be, (i) shall remain liable for any Liabilities arising under or in connection with the Co-Promotion Agreement to the extent and in the manner provided in the Co-Promotion Termination Agreement and (ii) shall take the actions and assume the Liabilities to the extent and in the manner provided in the Transition Agreement.

5.	OBLIGATIONS OF THE PURCHASER

5.1	Transfer of Transferred Product Registrations. The Purchaser shall file, or shall cause to be filed, applications for the transfer of the Transferred Product Registrations for the Product in the Territory as soon as practicable after, and in any event within ninety (90) days after, the Closing Date.

5.2	Transfer of Manufacturing. Purchaser shall use commercially reasonable efforts to obtain, as promptly as practical after the Closing Date, all approvals necessary from the Regulatory Authority to manufacture the Product and the Drug Substance independently from Novartis. The Purchaser shall assume its own manufacturing (or sourcing from a Third Party) of the Drug Substance and the Product, as the case may be, promptly upon receipt of such approvals but in no event later than three (3) years after the Closing Date.

6.	MAINTENANCE OF TRANSFERRED PRODUCT REGISTRATIONS PENDING COMPLETION OF TRANSFER

6.1	Maintenance. Until the completion of the transfer of the Transferred Product Registrations to the Purchaser (or its Affiliates):

(a)	Novartis shall use its commercially reasonable efforts to maintain the Transferred Product Registrations;

(b)	If and to the extent reasonably requested by the Purchaser, Novartis shall use commercially reasonable efforts to pursue, in such manner as may be reasonably directed by Purchaser, those on-going variations, amendments and renewals which are pending at the Closing Date and shall not withdraw them; and

(c)	Novartis shall not be required to initiate any additional variations or amendments, except in the event they are necessary (in the Purchaser’s reasonable opinion) for the continuation of the Business and then only upon the Purchaser’s written request.

Novartis shall incur no Liability to Purchaser for taking any action requested or directed by Purchaser pursuant to subclauses (b) or (c) above, except to the extent resulting from Novartis’ gross negligence or willful misconduct.

6.2

Responsibility. For the avoidance of doubt, Novartis does not warrant and shall not be responsible for the successful maintenance or renewal of the Transferred Product Registrations after the Closing Date, except if the Regulatory Authority cancels a Transferred Product Registration or refuses its renewal as a result of Novartis’ gross negligence or willful misconduct. Furthermore, except as provided in the Supply Agreement, Novartis is not responsible for conducting any studies, including clinical and stability studies, concerning the Drug Substance and/or the Product, which may be requested by the Regulatory Authority or any Governmental Entity after the Closing Date, regardless of whether the Product Registration Transfer Date has occurred or not; provided that Novartis shall give prompt written notice to the Purchaser of any such request from the Regulatory Authority and/or any Governmental Entity in the Territory and shall provide commercially reasonable cooperation to the Purchaser if the Purchaser elects to respond to such request and the request relates to the manufacture of the Product and/or Drug Substance by Novartis.

6.3	Costs. The Purchaser, or its Affiliates, shall bear the Third Party fees levied by the relevant Governmental Entity and any other relevant cost for (a) the maintenance of the Transferred Product Registrations and for the transfer to the Purchaser (or its Affiliates) after the Closing; and (b) any variations, amendments and renewals pursuant to Clauses 6.1(b) and 6.1(c) above.

7.	CO-OPERATION ON PHARMACOVIGILANCE AND SAFETY

7.1	Adverse Events. The Parties shall cooperate in good faith with regard to the reporting and handling of Adverse Events in accordance with the applicable Law.

8.	PURCHASE PRICE AND PAYMENT OF PURCHASE PRICE

8.1	Purchase Price. The purchase price for the Transferred Assets and provision of the licenses under the License Agreement shall be the sum of Four Hundred Million United States Dollars ($400,000,000) (the “Base Purchase Price”) plus the Milestone Payments, if any, described in Clause 8.2 (the Base Purchase Price and the Milestone Payments, collectively, the “Purchase Price”).

8.2	Milestone Payments. As additional consideration for the Transferred Assets, the Purchaser shall make the following one-time payments to Novartis (each a “Milestone Payment”), if any, following the occurrence of the events identified in, and in accordance with, the provisions of this Clause 8.2:

(a)	Ten Million United States Dollars ($10,000,000) in the event that Net Sales of the Product during the calendar year ending December 31, 2011 (the “2011 Net Sales”) exceeds One Hundred Ninety Million United States Dollars ($190,000,000).

(b)	Ten Million United States Dollars ($10,000,000) in the event that Net Sales of the Product during the calendar year ending December 31, 2012 (the “2012 Net Sales”) exceeds Two Hundred Million United States Dollars ($200,000,000).

(c)	Ten Million United States Dollars ($10,000,000) in the event that 2011 Net Sales are equal to or less than One Hundred Ninety Million United States Dollars ($190,000,000) but the sum of (i) 2011 Net Sales plus (ii) 2012 Excess Net Sales exceeds One Hundred Ninety Million United States Dollars ($190,000,000).

(d)	Ten Million United States Dollars ($10,000,000) in the event that 2012 Net Sales are equal to or less than Two Hundred Million United States Dollars ($200,000,000) but the sum of (i) 2012 Net Sales plus (ii) 2011 Excess Net Sales exceeds Two Hundred Million United States Dollars ($200,000,000).

The maximum amount payable, if any, to Novartis under Clauses 8.2(a)-(d) shall be Twenty Million United States Dollars ($20,000,000). Purchaser shall use commercially reasonable efforts to sell the Product in the Territory in a manner consistent with good business practices and comparable with efforts customarily used in the pharmaceutical industry by pharmaceutical companies relating to products in a similar stage of development and approval and with equivalent economic value, and considering regulatory, legal, business, scientific, commercial and other facts and circumstances. Purchaser will not take actions, such as delaying sales or incentivizing customers to delay placing orders, with the intent to avoid achieving the Net Sales thresholds set forth in this Clause 8.2.

8.3	Payment Schedule. At the Closing, the Purchaser shall pay the entire Base Purchase Price to Novartis in accordance with Clause 9.5(c). The payment, if any, due to Novartis under Clause 8.2(a) shall be paid by the Purchaser on or prior to February 15, 2012. The payments, if any, due to Novartis under Clause 8.2(b), Clause 8.2(c) and/or Clause 8.2(d) shall be paid by the Purchaser on or prior to February 15, 2013. Each payment due under Clause 8.2 shall be made free and clear of, and without deduction for, withholdings, taxes or other charges of any kind and of any country, by wire transfer into such bank accounts of NPC and NPHAG and in such amounts as are specified by Novartis in writing at least three (3) Business Days prior to the date such payment is required to be made.

8.4	Reports. Beginning with the first quarter of 2011, within thirty (30) days following the end of each calendar quarter during 2011 and 2012, the Purchaser shall deliver to Novartis a written report (each, a “Net Sales Report”) setting forth the aggregate amount of Net Sales of Product in such calendar quarter, and the cumulative amount of Net Sales during such calendar year.

8.5	Audits. Novartis shall have audit rights as described in this Clause 8.5 for the purpose of determining or reconciling computations made in respect of Net Sales.

(a)	Novartis may, upon request and at its expense (except as provided herein), cause an internationally-recognized independent accounting firm selected by it, other than one to whom the Purchaser has a reasonable objection (the “Audit Team”), to audit during ordinary business hours the books and records of the Purchaser to the extent they relate to any Milestone Payment and/or Net Sales Report and the correctness of any Milestone Payment made or required to be made by the Purchaser, and any Net Sales Report underlying such payment (or lack thereof), pursuant to the terms of this Asset Purchase Agreement. Prior to commencing its work pursuant to this Asset Purchase Agreement, the Audit Team shall enter into an appropriate confidentiality agreement with the Purchaser. The Purchaser may be audited no more than once in respect of each of 2011 and 2012.

(b)

In order to initiate an audit, Novartis must provide written notice to the Purchaser on or before December 31, 2013. Novartis shall provide the Purchaser with notice of one or more proposed dates of the audit not less than forty-five (45) calendar days prior to the first proposed date. The Purchaser will reasonably accommodate the scheduling of such audit. The Purchaser shall provide the Audit Team with full and complete access to the applicable books and records to the extent they relate to any Milestone Payment and/or Net Sales Report and shall reasonably cooperate with such audit.

(c)	The audit report and basis for any determination of Net Sales and/or any Milestone Payment by an Audit Team shall be made available for review and comment by the Purchaser and the Purchaser shall have the right, at its expense, to request a further determination by such Audit Team as to matters which the Purchaser disputes. If the Parties disagree as to such further determination, Novartis and the Purchaser shall mutually select an internationally-recognized independent accounting firm that shall make a final determination as to the remaining matters in dispute that shall be binding upon the Parties. Neither the Audit Team nor the accountants selected pursuant to the immediately preceding sentence shall disclose to Novartis any information relating to the business of the Purchaser except that which should properly have been contained in any Net Sales Report required hereunder or otherwise required to be disclosed to Novartis to the extent necessary to verify the Milestone Payments required to be made pursuant to the terms of this Asset Purchase Agreement.

(d)	Subject to the dispute resolution process referred to in clause (c) above, if the audit shows any under-reporting or underpayment, the Purchaser shall remit such underpayment (together with interest at the rate of LIBOR (calculated as of the date such payment was originally due and as of the first day of each calendar quarter thereafter until such payment is paid) plus one percent (1%) per annum) to Novartis within fifteen (15) calendar days of receiving such audit report. Subject to the dispute resolution process referred to in clause (c) above, if the audit shows any over-reporting or overpayment, Novartis shall remit such over-payment to the Purchaser within fifteen (15) calendar days of receiving such audit report. Further, if the audit shows an under-reporting by the Purchaser for that period in excess of five percent (5%) of the amounts properly determined, the Purchaser shall reimburse Novartis for its audit fees and reasonable out-of-pocket expenses in connection with said audit, which reimbursement shall be made within thirty (30) calendar days of receiving appropriate invoices and other support for such audit-related costs.

8.6	Taxes.

(a)	The Purchaser and Novartis shall each bear 50% of any sales, VAT or similar transfer tax imposed in connection with the transactions contemplated in this Asset Purchase Agreement. To the extent required or permitted by applicable Law, the Party legally obligated to pay such tax under applicable Law shall make any corresponding tax declarations that may be required.

(b)	Subject to Clause 8.6(a), each Party shall be responsible for any tax obligations of its own due to this Asset Purchase Agreement (including income tax and capital gains tax). Neither Party shall have any obligation towards the other Party in case that the other Party fails to fully comply with its tax obligations.

(c)	For all tax purposes, both Parties agree to report the transactions contemplated by this Asset Purchase Agreement in a manner consistent with its terms and to not take any position inconsistent therewith in any tax return, refund claim, litigation, or otherwise.

8.7	Allocation of Purchase Price. Novartis and the Purchaser agree that the Purchase Price shall be allocated among the Transferred Assets on the basis of an allocation to be reasonably agreed upon by Novartis and the Purchaser at least three Business Days prior to the Closing Date (the “Allocation”). Novartis and the Purchaser agree to report, when required, the Allocation of the Purchase Price among the Transferred Assets in a manner entirely consistent with such Allocation in the preparation and filing of all tax returns.

9.	CLOSING

9.1	Closing Date, Time and Place. Subject to the satisfaction or waiver of all the conditions set forth in this Clause 9 and subject to Clause 15, the closing of the transactions contemplated by this Asset Purchase Agreement (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, NY, USA, at 10:00 AM local time as soon as practicable (and in no event later than the fifth Business Day) after all the conditions set forth in this Clause 9 are satisfied or waived, or earlier as mutually agreed to by the Parties. “Closing Date” means the date upon which Closing occurs.

9.2	Conditions of Performance by Novartis and the Purchaser. The obligations of the Parties to consummate the transactions contemplated by this Asset Purchase Agreement are subject to the fulfillment (or waiver where permissible) prior to the Closing of the following conditions:

(a)	Authorizations. Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Asset Purchase Agreement shall have expired or been terminated and all other Authorizations shall have been obtained, except where failure to obtain an Authorization would not reasonably be expected to be material to the Business, this Asset Purchase Agreement, the Parties or the transactions contemplated hereby.

(b)	No Injunctions; Actions. There shall not: (i) be in effect any Law in the United States which makes illegal or enjoins or prevents in any respect the consummation of the transactions contemplated by this Asset Purchase Agreement; or (ii) have been commenced, and shall be continuing, an action or proceeding by any Governmental Entity in the United States which seeks to prevent or enjoin in any material respect the transactions contemplated hereby and which in the reasonable judgment of Novartis or the Purchaser, as the case may be, is reasonably likely to result in the issuance of such an injunction.

9.3	Purchaser’s Conditions. The Purchaser’s obligation to consummate the transactions contemplated by this Asset Purchase Agreement is further subject to the fulfillment of each of the following conditions, any of which may be waived by the Purchaser in its sole discretion:

(a)	all representations and warranties of Novartis contained in this Asset Purchase Agreement (disregarding all materiality qualifications contained therein) shall be true and correct on the date hereof and as of the Closing except for such representations and warranties that address matters as of a particular date which need be true (disregarding all materiality qualifications contained therein) only as of the particular date in question, except where the failure of such representations and warranties of Novartis to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided that all Fundamental Representations made by Novartis shall be true and correct in all material respects (in the case of any Fundamental Representation without any materiality qualification) or in all respects (in the case of any Fundamental Representation made by Novartis containing any materiality qualification) on the date hereof and as of the Closing;

(b)	Novartis shall have performed in all material respects all covenants and agreements required to be performed by it hereunder on or prior to the Closing and shall have tendered the required documents at the Closing as set forth in Clause 9.5(a); and

(c)	the Purchaser shall have received a certificate signed by an executive officer of Novartis certifying as to Novartis’ satisfaction of the conditions set forth in Clauses 9.3(a) and 9.3(b).

9.4	Novartis’ Conditions. Novartis’ obligation to consummate the transactions contemplated by this Asset Purchase Agreement is further subject to the fulfillment of each of the following conditions, any of which may be waived by Novartis in writing in its sole discretion:

(a)	All representations and warranties of the Purchaser contained in this Asset Purchase Agreement shall be true and correct in all material respects (in the case of any representation or warranty without any materiality qualification) or in all respects (in the case of any representation or warranty containing any materiality qualification) on the date hereof and as of the Closing except for the warranties that address matters as of a particular date which need be true in all material respects (in the case of any representation or warranty without any materiality qualification) or in all respects (in the case of any representation or warranty containing any materiality qualification) only as of the particular date in question;

(b)	the Purchaser shall have performed in all material respects all covenants required to be performed by it hereunder on or prior to the Closing and shall have tendered the cash and required documents at the Closing as set forth in Clauses 9.5(b) and 9.5(c); and

(c)	Novartis shall have received a certificate signed by an executive officer of the Purchaser certifying as to Novartis’ satisfaction of the conditions set forth in Clauses 9.4(a) and 9.4(b).

9.5	Closing Deliveries. Contemporaneously with the Closing, each Party agrees on its own behalf, as applicable, to deliver such instruments of conveyance, assignment, transfer and assumption, in form and substance reasonably satisfactory to the Purchaser and Novartis as may be necessary in order to consummate the transaction contemplated hereby, including the following:

(a)	Deliveries by Novartis:

(i)	a duly executed pharmacovigilance agreement substantially in the form attached hereto as Schedule 7;

(ii)	a duly executed bill of sale and assignment substantially in the form attached hereto as Schedule 8;

(iii)	a duly executed patent assignment agreement substantially in the form attached hereto as Schedule 9 (the “Patent Assignment Agreement”);

(iv)	a duly executed trademark assignment agreement substantially in the form attached hereto as Schedule 10 (the “Trademark Assignment Agreement”);

(v)	a duly executed domain name assignment agreement substantially in the form attached hereto as Schedule 11 (the “Domain Name Assignment Agreement”);

(vi)	a duly executed License Agreement substantially in the form attached hereto as Schedule 12;

(vii)	a duly executed Trademark Co-Existence Agreement substantially in the form attached hereto as Schedule 13;

(viii)	a duly executed Transition Agreement substantially in the form attached hereto as Schedule 14;

(ix)	a duly executed Supply Agreement substantially in the form attached hereto as Schedule 15;

(x)	a duly executed Co-Promotion Termination Agreement substantially in the form attached hereto as Schedule 16;

(xi)	all necessary instruments relating to the assignment of the Transferred Product Registrations in accordance with 21 C.F.R. §314.72; and

(xii)	all other instruments necessary, in the Purchaser’s reasonable opinion, to transfer the Transferred Assets; provided that the Purchaser shall give reasonable notice of the need for such instruments prior to the Closing.

(b)	Deliveries by Purchaser:

(i)	a duly executed pharmacovigilance agreement substantially in the form attached hereto as Schedule 7;

(ii)	a duly executed Assignment and Assumption Agreement substantially in the form attached hereto as Schedule 17;

(iii)	a duly executed Patent Assignment Agreement;

(iv)	a duly executed Trademark Assignment Agreement;

(v)	a duly executed Domain Name Assignment Agreement;

(vi)	a duly executed License Agreement;

(vii)	a duly executed Trademark Co-Existence Agreement;

(viii)	a duly executed Transition Agreement;

(ix)	a duly executed Supply Agreement;

(x)	a duly executed Co-Promotion Termination Agreement; and

(xi)	all other instruments necessary, in Novartis’ reasonable opinion, for the Purchaser to assume the Assumed Liabilities; provided that Novartis shall give reasonable notice of the need for such instruments prior to the Closing

The Purchaser shall be responsible for the recording and registration of all assignments and instruments referred to in Clause 9.5(a) above, and in any property covered by such assignments and instruments. For the avoidance of doubt, the provisions of Clause 16.2(b) shall apply to the immediately preceding sentence.

(c)	Payment of Purchase Price. At Closing, the Purchaser shall pay the Base Purchase Price by wire transfer to such bank accounts of NPC and NPHAG and in such amounts as are designated in a written notice from Novartis to the Purchaser delivered at least three Business Days before Closing.

9.6	Transfer of Title; Insurance. Title and risk of loss or damage to the Transferred Assets shall pass to the Purchaser on the Closing Date at the place established for Closing in Clause 9.1. As of the Closing Date, the Transferred Assets shall cease to be insured by Novartis’ insurance policies or by Novartis’ self-insurance, as the case may be, and the Purchaser shall have no right or obligation with respect to any such policy.

10.	THIRD PARTY AGREEMENTS

10.1	Assignment of Third Party Agreements. All Third Party Agreements that can be assigned to the Purchaser without the consent of the respective third parties, or for which consent has been obtained prior to the Closing Date, shall be so assigned pursuant to the terms of this Asset Purchase Agreement on the Closing Date. After the Closing, Novartis shall assign its rights and obligations under any other Third Party Agreements on a date to be agreed after the Closing Date and subject to receipt of consent by the respective third parties. Novartis shall use reasonable efforts in obtaining such consent, however, Novartis cannot guarantee that such consent will be received. In the event consent to the assignment of one or more Third Party Agreements is not obtained, Novartis shall remain as the contracting party under such Third Party Agreements for their duration and Novartis and the Purchaser will cooperate in a mutually agreeable arrangement under which the Purchaser would obtain the benefits and assume the obligations thereunder in accordance with this Asset Purchase Agreement, including sub-contracting, sub-licensing, or sub-leasing to the Purchaser, or under which Novartis would enforce for the benefit of the Purchaser any and all rights of Novartis against a Third Party thereto, with the Purchaser assuming Novartis’ Liabilities (to the extent such Liabilities would have constituted Assumed Liabilities). Novartis will promptly pay to the Purchaser when received all monies received by Novartis under any Third Party Agreement or any claim or right or any benefit arising thereunder.

10.2	Termination of Third Party Agreements. Subject to the conditions set forth in the relevant Third Party Agreement, and upon receipt of the Purchaser’s written request, Novartis shall terminate after the Closing Date any relevant Third Party Agreement not assigned to the Purchaser as provided in Clause 10.1 at the earliest possible date. The Purchaser shall pay, or shall reimburse Novartis for, any termination fees or Loss that results from any such termination, other than any termination fee or Loss that is an Excluded Liability.

11.	NOVARTIS’ REPRESENTATIONS AND WARRANTIES

11.1	Representations and Warranties. Except, subject to Clause 19.12, as disclosed in Schedule 18, NPC and NPHAG jointly and severally represent and warrant to the Purchaser as of the date of this Asset Purchase Agreement and as of the Closing Date as follows:

(a)	Each of NPC and NPHAG is a company duly organized and existing under the Laws of the jurisdiction of its formation.

(b)

Each of NPC and NPHAG has the requisite company power and authority to enter into this Asset Purchase Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Asset Purchase Agreement by each of NPC and NPHAG and the consummation of the transactions contemplated hereby have been duly and validly authorized. This Asset Purchase Agreement has been duly executed and delivered by each of NPC and NPHAG and, assuming the due authorization, execution and delivery of this

Asset Purchase Agreement by the Purchaser and Warner Chilcott, will constitute the legal, valid and binding obligation of each of NPC and NPHAG, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity.

(c)	Except for the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder, the execution and delivery of this Asset Purchase Agreement do not, and the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not (i) violate any Law applicable to NPC, NPHAG or the Transferred Assets, (ii) conflict with any provision of the charter or by-laws (or similar organizational document) of NPC or NPHAG, (iii) require any approval, authorization, consent, license, exemption, filing or registration with any court, arbitrator or Governmental Entity, or (iv) constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Transferred Assets to which Novartis or any of its Affiliates is entitled or by which Novartis or any of its Affiliates is or may be bound (including under any Third Party Agreement) or to which any of the Transferred Assets is subject, except with respect to the foregoing clauses (iii) and (iv), for such approvals, authorizations, consents, licenses, exemptions, filings or registrations which have been obtained or made or which, if not obtained or made, would not reasonably be expected, individually or in the aggregate, to be material and adverse to the Business or the Transferred Assets or materially interfere with Novartis’ performance of its obligations hereunder.

(d)	There is no suit, claim, action, investigation or proceeding pending or, to the Knowledge of Novartis, threatened against Novartis or any of its Affiliates, that relates to the Business, the Product, the Drug Substance, the Transferred Assets or the Licensed IP which (i) if adversely determined would reasonably be expected to be, individually or in the aggregate, material and adverse to the Business or the Transferred Assets or (ii) challenges or seeks to prevent or enjoin the transactions contemplated by this Agreement or the Ancillary Agreements. There are no outstanding orders, injunctions or decrees of any Governmental Entity that apply to any of the Transferred Assets (or will apply to the Purchaser or any of its Affiliates after the Closing) that restrict the ownership, disposition or use of any of the Transferred Assets in any material respect.

(e)	Novartis and/or its Affiliates are the legal and beneficial owners of the Transferred Assets, and upon the Closing, Novartis or its Affiliates will transfer to the Purchaser good and valid title thereto, free and clear of all Encumbrances (other than Permitted Encumbrances).

(f)	The Transferred IP and Licensed IP constitute all the intellectual property rights used by Novartis and it Affiliates to conduct the Business as it is conducted as of the date hereof and on the Closing Date. Novartis has made available on the electronic data room that Novartis established to permit Purchaser to conduct due diligence relating to the transactions contemplated by this Asset Purchase Agreement (as such data room exists on the date of this Asset Purchase Agreement) (the “Data Room”) true and correct copies of all material contracts and agreements with Customers and all material contracts and agreements relating to the pediatric program described in Clause 2.4. Novartis has also made available in such data room a list identifying all material vendors of marketing and promotional services relating to the Business and has made available in such data room copies of each task order submitted by Novartis to any vendor of such services from January 1, 2010 to August 30, 2010 having a value of at least One Hundred Fifty Thousand United States Dollars ($150,000).

(g)	Section 11.1(g) of Schedule 18 contains a true and complete list of all Patents, Trademarks and Domain Names included in the Transferred IP. Section 11.1(g) of Schedule 18 contains a true and complete list of all agreements (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $10,000 or less) to which Novartis or any of its Affiliates is a party or otherwise bound and pursuant to which Novartis or any of its Affiliates (i) grants the right to use, or a covenant not to be sued under, any Product IP or (ii) obtains the right to use, or a covenant not to be sued under, any Product IP.

(h)	Novartis and its Affiliates are the sole and exclusive owner of the Transferred IP and hold all rights, title and interest in or licenses to the Product IP free and clear of all Encumbrances (other than Permitted Encumbrances). There exist no restrictions on the disclosure, use, license or transfer of the Transferred IP. Novartis and its Affiliates have the right to grant the licenses contemplated in the License Agreement with respect to the Licensed IP. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not alter, encumber, impair or extinguish any Product IP.

(i)

The manufacture, sale, offer for sale or importation of the Product as it is used or held for use in the Territory does not infringe, misappropriate or otherwise violate any intellectual property right of any Person. None of the Product IP has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of Novartis, all such Product IP is valid and enforceable. As of the date hereof, there is no suit, claim, action, investigation or proceeding pending or, to the Knowledge of Novartis, threatened against Novartis or any of its Affiliates, that relates to the Transferred Assets or Licensed IP, or that otherwise relates to the Product as it is used or held for use in the Territory (i) based upon, or challenging or seeking to deny or restrict, the rights of Novartis or any of its Affiliates in any of the Product IP or (ii) alleging that the Product IP, the Product, or any processes used to manufacture the Product conflict with, misappropriate, infringe or otherwise violate any intellectual property rights of any Person.

(j)	To the Knowledge of Novartis, no Third Party has infringed, misappropriated or otherwise violated any of the Product IP. Novartis and its Affiliates have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Product IP the value of which is contingent upon maintaining the confidentiality thereof.

(k)	Except as would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Business or the Transferred Assets, the Business is being conducted (and since January 1, 2008 has been conducted) by Novartis and its Affiliates in compliance with applicable Law, including the Act, and Novartis has not received any written notice or, to the Knowledge of Novartis, oral notice with respect to the foregoing.

(l)	Schedule 6 sets forth all Transferred Product Registrations and all Transferred Product Registrations are valid and in full force and effect and none of the Transferred Product Registrations will be terminated or become impaired as a result of the transactions contemplated by this Asset Purchase Agreement.

(m)	Each Third Party Agreement is a valid and binding agreement of Novartis and is in full force and effect, and none of Novartis or, to the Knowledge of Novartis, any other party thereto is in default or breach in any material respect under the terms of any Third Party Agreement, and, to the Knowledge of Novartis, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies of each Third Party Agreement have been made available to Purchaser.

(n)	Since January 1, 2010, (i) there has not been any change in the level of Net Sales of the Business that has been, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the Business, and (ii) Novartis has operated the Business in the ordinary course in accordance with past practice.

(o)	Since January 1, 2009, Novartis has not received or been subject to (i) any FDA Form 483’s relating to the Product; (ii) any FDA notices of adverse findings relating to the Product; or (iii) any warning letters or other written correspondence from the FDA concerning the Product in which the FDA asserted that the operations of Novartis were not in compliance with applicable Governmental Rules or guidelines with respect to the Product. Since January 1, 2009 there has not been any occurrence of any product recall, market withdrawal or replacement, or post-sale warning conducted by or on behalf of Novartis concerning the Product or any product recall, market withdrawal or replacement conducted by or on behalf of any Governmental Entity as a result of any alleged defect in the Product.

(p)	Since January 1, 2010, no material customer or supplier has cancelled or terminated its relationship with Novartis or otherwise materially reduced any contractually committed rate or amount of sales to or purchases from Novartis, as the case may be, or materially increased the planned prices charged by such supplier to Novartis or materially reduced any contractually committed prices paid by such customer to Novartis, as the case may be, and no such customer or supplier has notified Novartis in writing of any present intention to do any of the foregoing.

(q)	There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Novartis who might be entitled to any fee or commission in connection with the transactions contemplated by this Asset Purchase Agreement.

(r)	Since January 1, 2010, Novartis has not sold or agreed to sell any Product in the Territory accompanied by payment, pricing or shipment terms (e.g., deferred due dates, reduced pricing or payment discounts) that are outside the ordinary course of business consistent with past practice.

(s)	True and complete copies of the following have been made available by Novartis to the Purchaser: unaudited Enablex Gross and Net Sales Reports for the months beginning with September 2008 and ending with June 2010 (the “Unaudited Sales Statements”).

(t)	The Unaudited Sales Statements (i) were prepared in accordance with the books of account and other financial records of Novartis (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the Net Sales (as such term is defined in the Co-Promotion Agreement) as of the dates thereof or for the periods covered thereby and (iii) were prepared in accordance with the accounting principles referred to in Clause 1.82 of the Co-Promotion Agreement.

11.2	Disclaimer. Except as provided for in this Clause 11 or as provided for in the Ancillary Agreements, Novartis makes no representations and extends no warranties of any kind, either express or implied.

11.3	Adequacy of Information. The Purchaser acknowledges and agrees that:

(a)	it has been furnished with or given adequate access to the information about the Business as it has requested;

(b)	it has carried out an appropriate due diligence concerning the information given by Novartis on the Business and is taking full responsibility for making its own and independent evaluation of the Business;

(c)

except in the case of fraud, it will not assert any claim against Novartis or any of its employees, agents, stockholders, Affiliates or any representatives or hold Novartis or any such Persons liable for any inaccuracies, misstatements or omissions with respect to information furnished by Novartis, its Affiliates or representatives (except for the representations and warranties contained in Clause 11.1 of this Asset Purchase Agreement or the Ancillary Documents); and

(d)	Novartis makes no warranty with respect to the accuracy and completeness of any estimates, projections, forecasts, plans, budgets or, except as provided in Clauses 11.1(s) and 11.1(t), any financial statements made available by Novartis to the Purchaser.

12.	PURCHASER’S REPRESENTATIONS AND WARRANTIES

12.1	Representations and Warranties. The Purchaser represents and warrants to Novartis as of the date of this Asset Purchase Agreement and as of the Closing Date as follows:

(a)	Each of Warner Chilcott and the Purchaser is a company duly organized and existing under the Laws of the jurisdiction of its formation;

(b)	Each of Warner Chilcott and the Purchaser has the requisite company power and authority to enter into this Asset Purchase Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Asset Purchase Agreement by each of Warner Chilcott and the Purchaser and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. This Asset Purchase Agreement has been duly executed and delivered by each of Warner Chilcott and the Purchaser and, assuming the due authorization, execution and delivery of this Asset Purchase Agreement by Novartis, will constitute the legal, valid and binding obligation of each of Warner Chilcott and the Purchaser, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity;

(c)	Except for the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder, the execution and delivery of this Asset Purchase Agreement do not, and the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not (i) violate any Law applicable to Warner Chilcott or the Purchaser, (ii) conflict with any provision of the charter or by-laws (or similar organizational document) of Warner Chilcott or the Purchaser, or (iii) require any approval, authorization, consent, license, exemption, filing or registration with any court, arbitrator or Governmental Entity, except, with respect to the foregoing clause (iii), for such approvals, authorizations, consents, licenses, exemptions, filings or registrations which have been obtained or made or which, if not obtained or made, would not materially interfere with the Purchaser’s performance of its obligations hereunder;

(d)	There is no suit, claim, action, investigation or proceeding pending or, to the knowledge of the Purchaser, threatened against the Purchaser, that challenges or seeks to prevent or enjoin the transactions contemplated by this Asset Purchase Agreement;

(e)	The Purchaser has, or will as of the Closing have, cash available or irrevocable debt and equity financing agreements, sufficient to enable it to consummate the transactions contemplated by this Asset Purchase Agreement and the Purchaser has no reason to believe that such financing, if any, will not be completed; and

(f)	There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Purchaser who might be entitled to any fee or commission in connection with the transactions contemplated by this Asset Purchase Agreement.

13.	INDEMNIFICATION

13.1	Survival. The representations and warranties contained in this Asset Purchase Agreement shall survive the Closing until the 15 month anniversary of the Closing Date; provided that the representations and warranties contained in Clauses 11.1(a), 11.1(b), 11.1(c)(i), 11.1(c)(ii), 11.1(e), 11.1(f), 11.1(q), 12.1(a), 12.1(b), 12.1(c)(i), 12.1(c)(ii) and 12.1(f) (collectively, the “Fundamental Representations”) shall survive the Closing indefinitely or until the latest date permitted by Law. The covenants and agreements of the Parties contained in this Asset Purchase Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by Law. Notwithstanding the preceding sentences, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

13.2	Indemnification by Novartis. Effective at and after the Closing, Novartis hereby indemnifies the Purchaser, its Affiliates and their respective successors and assignees against and agrees to hold each of them harmless from any and all Losses incurred or suffered by the Purchaser, any of its Affiliates or any of their respective successors and assignees arising out of:

(a)	any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty a “Warranty Breach”) or breach of covenant or agreement made or to be performed by Novartis pursuant to this Agreement; or

(b)	any Excluded Liability.

13.3

Indemnification by the Purchaser. Effective at and after the Closing, the Purchaser hereby indemnifies Novartis, its Affiliates and their respective successors and assignees against and agrees to hold each of them harmless from any and all Losses incurred or suffered by Novartis, any of its Affiliates or any of their respective successors and assignees arising out of:

(a)	any Warranty Breach or breach of covenant or agreement made or to be performed by the Purchaser pursuant to this Agreement; or

(b)	any Assumed Liability.

13.4	Limitations.

(a)	The aggregate liability of each Party for Losses arising out of a Party’s Warranty Breaches (other than a breach of a Fundamental Representation) shall not exceed Fifty Million ($50,000,000) United States Dollars.

(b)	Neither Party shall be liable:

(i)	for Losses resulting from any individual Warranty Breach (or Losses arising out of substantially the same events, facts or circumstances, which shall be aggregated), unless the aggregate amount of Losses with respect to any such individual Warranty Breach (or Losses arising out of substantially the same events, facts or circumstances, which shall be aggregated) exceeds Twenty-Five Thousand United States Dollars ($25,000) (in which case the responsible Party shall be liable for the full amount of such Losses to the extent resulting from such individual breach (or Losses arising out of substantially the same events, facts or circumstances, which shall be aggregated), and not only to the extent of that excess) (each, a “Qualifying Loss”); and

(ii)	for any Qualifying Loss unless the aggregate amount of Losses for all Qualifying Losses exceeds Four Million United States Dollars ($4,000,000) (in which case the liable Party shall be liable only to the extent of that excess).

(c)	The limitations set forth in Clause 13.4(a) and 13.4(b) shall not apply to any misrepresentation or breach of a Fundamental Representation or fraud or willful breach by any Party.

13.5	Reductions. The amount of any Loss incurred due to any Warranty Breach or breach of covenant or agreement contained in this Asset Purchase Agreement shall be net of (i) any amounts recovered by the Indemnified Party under insurance policies and (ii) any tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Losses. The Indemnified Party shall use reasonable efforts to obtain such related benefits. For the avoidance of doubt, the Parties are aware that this will not exclude the possibility that insurance companies may have a right for full or partial recourse against the Party which has breached a representation or warranty.

13.6	Sole Remedy. Except in the case of willful breach or fraud by any Party, the provisions of this Clause 13 shall be the sole and exclusive monetary remedy of the Purchaser and Novartis for Losses arising out of any Warranty Breach or breach of covenant or agreement contained in this Asset Purchase Agreement.

14.	THIRD PARTY CLAIM PROCEDURES

(a)	The Party seeking indemnification under Clause 13 (the “Indemnified Party”) shall promptly notify the Party against whom indemnity is to be sought (the “Indemnifying Party”) of any claim or proceeding, or threatened claim or proceeding by any Third Party which could lead to a Loss (a “Third Party Claim”). The failure to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party.

(b)	Subject to Clause 14(c), the Indemnified Party shall permit the Indemnifying Party to take control of the conduct, defense and settlement of a Third Party Claim; provided, however, that prior to assuming control of such defense, the Indemnifying Party must acknowledge that it would have an indemnity obligation for any Losses resulting from such Third Party Claim.

(c)	The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the Indemnifying Party does not deliver the acknowledgment referred to in Clause 14(b) within 30 days of receipt of notice of the Third Party Claim referred to in Clause 14(a), (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates or (iv) the Indemnifying Party has failed or is failing to prosecute or defend vigorously the Third Party Claim.

(d)	In circumstances where the Indemnifying Party is controlling the defense of a Third Party Claim in accordance with Clauses 14(b) and 14(c) above, the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by the Indemnified Party; provided that in such event the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third Party Claim and (ii) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest.

(e)	The Indemnifying Party shall not compromise or otherwise settle any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

(f)	The Indemnified Party shall reasonably assist at the cost of the Indemnifying Party in the investigation and defense of any Third Party Claim.

(g)	If the Indemnifying Party has assumed the control of the conduct of the defense of a Third Party Claim in accordance with Clause 14(b), the Indemnified Party shall not settle any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(h)	The Indemnified Party will take reasonable steps to mitigate any Loss in accordance with applicable Law in respect of any Third Party Claim.

15.	TERMINATION

15.1	Termination. This Asset Purchase Agreement may be terminated:

(a)	by the mutual written agreement of Novartis and the Purchaser;

(b)	by either Novartis or the Purchaser upon written notice to the other if there shall be in effect any Law in the United States which makes illegal or permanently prohibits or enjoins the consummation of the transactions contemplated by this Asset Purchase Agreement; or

(c)	by either Novartis or the Purchaser upon notice to the other if the Closing shall not have occurred on or before December 31, 2010; provided, however, that the right to terminate this Asset Purchase Agreement pursuant to this Clause 15.1(c) shall not be available to such party whose failure to fulfill any obligation under this Asset Purchase Agreement has caused, or resulted, in the failure of the Closing to occur on or before such date.

15.2	Effect of Termination. Upon any termination of this Asset Purchase Agreement pursuant to Clause 15.1, no Party shall thereafter have any further Liability but no such termination shall relieve either Party of any Liability to the other Party for any breach of this Asset Purchase Agreement or fraud prior to the date of such termination. The provisions of this Clause 15.2 and Clause 19 shall survive any termination of this Asset Purchase Agreement pursuant to Clause 15.1.

16.	COVENANTS

16.1	Purchaser’s Access. Subject to applicable Law and upon reasonable notice, Novartis will, and will cause its Affiliates to, cooperate with the Purchaser and its authorized representatives (including legal counsel and independent accountants) to provide access at reasonable business hours prior to the Closing Date to the Data and Books and Records and will instruct its employees, counsel and other representatives to cooperate with the Purchaser in its investigation of the Business. On and after the Closing Date, Novartis will afford the Purchaser and its authorized representatives (including legal counsel and independent accountants) reasonable access to its books of account, financial and other records, information, employees and auditors only to the extent necessary for the

Purchaser to defend against, respond to or otherwise participate in any audit, investigation, dispute or litigation relating to the Transferred Assets or reasonably necessary in connection with Novartis’ obligations under Clause 16.2(b); provided that any such access by the Purchaser shall not unreasonably interfere with the conduct of the business of Novartis. After the Closing Date, to the extent audited and/or unaudited financial information relating to the Business with respect to any period prior to Closing is required by any Governmental Entity in connection with Purchaser’s and its Affiliates’ reporting obligations under the Securities Exchange Act of 1934, as amended, or in connection with any registration statement filed by the Purchaser or any of its Affiliates under the Securities Act of 1933, as amended, at Purchaser’s request, Novartis will, and will cause its Affiliates to, use their respective commercially reasonable efforts in connection with the preparation of such financial information, including by using commercially reasonable efforts to have Novartis’ independent auditors audit or review, as required, such financial information. The cost of any such audit or review shall be borne by Purchaser. The Purchaser will hold, and will use commercially reasonable efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law, all confidential documents and information concerning Novartis or the Product, Drug Substance, Transferred Assets or the Business made available to it pursuant to this Clause 16.1.

16.2	HSR Act; Further Assurances.

(a)	Novartis and the Purchaser shall file as soon as practicable (but not later than two (2) Business Days) after the date of this Asset Purchase Agreement notifications under the HSR Act and any similar law that requires such notification and shall respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any such authority (including any state attorney general) in connection with anti-trust matters. The Parties shall cooperate with each other in connection with the making of all such filings or responses, including, to the extent permitted by applicable Law, providing copies of all such documents to the other Party and its advisors prior to filing or responding.

(b)

Subject to the terms and conditions of this Asset Purchase Agreement, the Purchaser and Novartis will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law to consummate the transactions contemplated by this Asset Purchase Agreement, including obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the Parties understand and agree that the commercially reasonable efforts of any Party shall not be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to the Transferred Assets or any assets or business of Novartis, the Purchaser or any of their respective Affiliates. Novartis and the Purchaser agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in the Purchaser good and marketable title to the Transferred Assets.

(c)	Prior to the Closing Date, Novartis shall deliver to Purchaser a reasonably detailed description of (i) all material commercial activities planned or committed in the Territory with respect to the Product, including speaker meetings, lunch and learns, grand rounds, symposia (including regional symposia and satellite symposia) and any regional initiatives, (ii) all material contracts and agreements and contact points relating to Novartis’ or any of its Affiliates’ respective professional digital initiatives in the Territory with respect to the Product, and (iii) all material grants relating to the Product in the Territory committed for studies that have commenced and are in process as of the Closing Date, including details of any study grant requests received in the twelve (12) months preceding the Closing Date and that are subject to review.

(d)	Prior to the Closing Date, Novartis shall deliver to Purchaser (i) copies of any manuscripts and abstracts led by medical employees or representatives of Novartis or any of its Affiliates relating to the Product for forthcoming publications, posters and oral submissions in the Territory, and (ii) a description of any material ongoing activities or commitments with patient or physician associations in the Territory led by medical employees or representatives of Novartis or any of its Affiliates relating to the Product.

(e)	From and after the Closing Date, each Party will (i) use commercially reasonable efforts to give the other Party written notice no less than 30 days (and in no event less than 14 days) prior to the publication or other public display of any publication, abstracts or poster related to the Product or the Drug Substance and (ii) will consult in good faith with the other Party regarding the content of such publications, posters or abstracts. No party will be required to make changes to the contents of such publications, posters or abstracts as a result of this Clause 16.2(e).

16.3	Employees. No employees of Novartis shall be transferred to the Purchaser pursuant to the transactions contemplated hereby. For a period of one (1) year following the Closing Date, neither Party or its Affiliates shall, directly or indirectly, solicit or otherwise attempt to induce any employees of the other Party or any of its Affiliates with any amount of responsibility relating to the Product and/or the Drug Substance (each, a

“Restricted Employee”) to terminate their employment relationship with such Party or any of its Affiliates, provided, however, a violation of this provision will not occur if (i) a Restricted Employee responds to an advertisement for employees in newspapers, trade publications or other media not targeted specifically at Restricted Employees, or (ii) a Party hires a Restricted Employee who applies for employment, as long as such Restricted Employee was not solicited by a Party or its Affiliates in violation of this Clause 16.3. If any provision contained in this Clause 16.3 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Clause 16.3, but this Clause 16.3 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Clause 16.3 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

16.4	Maintenance of Data and Books and Records. For a period of six years after the Closing Date, (a) the Purchaser agrees to retain (and to cause it Affiliates to retain) and make available all Data and Books and Records received from Novartis and its Affiliates for inspection and copying by Novartis or its agent at Novartis’ expense, upon reasonable request and upon reasonable notice; provided that such Books and Records shall be made available only to the extent such availability is required for Novartis or an Affiliate to comply with a requirement of Law, this Asset Purchase Agreement, the Ancillary Agreements, or to enable Novartis or an Affiliate to defend against, respond to, or otherwise participate in any litigation, investigation, audit process, subpoena, or other proceeding related to the Drug Substance and/or the Product, and (b) no such Data, and other Books and Records shall be destroyed by the Purchaser without first advising Novartis in writing and giving Novartis a reasonable opportunity, at Novartis’ sole cost, to obtain possession thereof. Any such access by Novartis shall not unreasonably interfere with the conduct of the business of the Purchaser and its Affiliates. Novartis will hold, and will use commercially reasonable efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law, all confidential documents and information concerning the Purchaser or the Business provided to it pursuant to this Clause 16.4.

16.5

Conduct of Business. From and after the date of this Asset Purchase Agreement up to the Closing Date, Novartis will (i) conduct the Business in the ordinary course of business consistent with past practice and pursuant to the terms of the Co-Promotion Agreement and (ii) use commercially reasonable efforts to preserve, in all material aspects, the good relations of Novartis with respect to the Product with suppliers, customers and other third parties. Without limiting the generality of the foregoing, Novartis will not, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed):

(a)	dispose of or transfer any asset which would form part of the Transferred Assets;

(b)	enter into any licenses of intellectual property, or any other material leases, licenses, contracts or commitments, relating to the Transferred Assets;

(c)	modify, amend or terminate any Third Party Agreement;

(d)	create any indebtedness or obligation which would be or would reasonably be expected to become an Encumbrance on any Transferred Asset;

(e)	waive any material rights in the Territory with respect to the Product or the Transferred Assets whether or not in the ordinary course of business;

(f)	except as provided in Section 16.5(f) of Schedule 18, settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim involving or against the Business or the Product or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(g)	agree with any Regulatory Authority or Governmental Entity to any form of labeling or post-marketing commitments with respect to the Product or the Drug Substance in the Territory;

(h)	make any material changes in the purchasing, selling, pricing, packaging, marketing, promotional or advertising practices related to the Product; or

(i)	agree, resolve or commit to do any of the foregoing.

16.6 Notice of Certain Events. Each Party shall promptly notify the other of:

(a)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)	any notice or other communication from any Governmental Entity or the Regulatory Authority in connection with the transactions contemplated by this Agreement, the Business or the Product; and

(c)	any inaccuracy of any representation or warranty contained in this Asset Purchase Agreement that could reasonably be expected to cause the condition set forth in Clauses 9.3 or 9.4 not to be satisfied or a failure to satisfy any covenant, agreement or condition contained in this Asset Purchase Agreement.

16.7	Right of First Offer. If, after Closing, the Purchaser decides to license or sell to a Third Party (i) the rights to develop or market a version of the Drug Substance or the Product (including a Combination Product) for use in the treatment of humans for overactive bladder and the symptom complex relating to overactive bladder, including urgency, frequency, nocturia and/or urge incontinence that may be lawfully sold to consumers without a prescription from a medical doctor, (ii) the rights to develop or market a version of the Drug Substance or the Product (including a Combination Product) for use in the treatment of animals for overactive bladder and the symptom complex relating to overactive bladder, including urgency, frequency, nocturia and/or urge incontinence or (iii) a generic formulation, version or authorized generic (including a generic version sold under the Transferred Product Registrations or any supplement thereto) of the Product (including a Combination Product) (clauses (i), (ii) and (iii) collectively, the “ROFO Rights”), the Purchaser shall give notice (an “Offer Notice”) to Novartis that the Purchaser desires to license or sell such rights and that sets forth the material terms sought by the Purchaser. The giving of an Offer Notice shall constitute an offer (the “Offer”) by the Purchaser to license or sell to Novartis such ROFO Rights on the terms set forth in such notice. Novartis shall have a thirty (30) day period (the “Offer Period”) in which to accept such Offer by giving a notice of acceptance to the Purchaser prior to the expiration of such Offer Period, in which case the Purchaser and Novartis shall negotiate in good faith the terms of definitive agreements reflecting the terms of the Offer. If Novartis fails to notify the Purchaser of its acceptance prior to the expiration of the Offer Period, or if Novartis accepts the Offer during the Offer Period but the Purchaser and Novartis are unable to agree on and enter into definitive agreements within ninety (90) days following the date of the notice of acceptance, it shall be deemed to have declined such Offer, in which case the Purchaser shall have a one hundred and eighty (180) day period during which to negotiate and enter into definitive agreements with any Third Party for the license or sale of such ROFO Rights to such Third Party on substantially the same or more favorable, in the aggregate, as to the Purchaser, terms and conditions as were set forth in the Offer Notice. If the Purchaser does not enter into definitive agreements with a Third Party during such one hundred and eighty (180) day period, then the right of the Purchaser to license or sell such ROFO Rights under the preceding sentence shall terminate, and the Purchaser shall again comply with the procedures set forth in this Clause 16.7 with respect to any proposed license or sale of ROFO Rights to a Third Party.

17.	OTHER COVENANTS

17.1

Withholding. Novartis shall deliver to Purchaser, at the time or times reasonably requested by Purchaser, such properly completed and executed documentation prescribed by applicable Law as will permit payments hereunder to be made without withholding or at a reduced rate of withholding including (a) with respect to NPHAG, a W-8BEN indicating that NPHAG is the beneficial owner of the payments to be made to it hereunder and that NPHAG is entitled to a reduced or a zero percent rate of withholding under the presently in force income tax treaty between the United States and Switzerland, and (b) with respect to NPC, a W-9 indicating that NPC is the beneficial owner of the payments to be made to it thereunder. Notwithstanding the last sentence of Clause 8.3, in the event Novartis is unable or unwilling to provide any of the foregoing documentation, or in the event NPHAG indicates pursuant to clause (a) of this Clause 17.1 that it is entitled to a reduced rate of withholding as opposed to a zero rate, the payments shall be made to Novartis subject to such withholding as is required by law.

17.2	PDE Levels. The Parties covenant and agree that during the period from the date of this Agreement until the Closing Date, each Party will use its good faith efforts to deliver PDEs in the manner and quantity (appropriately adjusted to reflect the termination of the Co-Promotion Agreement on the Closing Date) required by the Co-Promotion Agreement.

17.3	Customer Notification. Prior to Closing, the Parties will work in good faith to prepare the notice to Customers contemplated by Section 2.1(a) of the Transition Agreement. No later than three (3) Business Days prior to Closing, Novartis shall provide Purchaser with a list of contact information for all Customers.

17.4	Adverse Event Data. Purchaser agrees to share safety and adverse event data generated after the Closing Date with Novartis and its Affiliates in the event such data is necessary for use in any regulatory submission, product registration or dossier outside of the Territory for the approval of any product (including over-the-counter product) outside of the Territory.

17.5	Transition Matters. Promptly after the date of this Agreement, Purchaser and Novartis will cooperate in good faith to discuss the terms and conditions of a transition services agreement to be entered into on or promptly after the Closing Date pursuant to which Novartis or one or more of its Affiliates will provide transition services (including with respect to the transition matters set forth in the “Transition of Pediatric Programme” document posted to the Data Room) to Purchaser or one or more of its Affiliates on customary terms and at a full time equivalent rate of $175 per hour in order to facilitate the smooth and orderly transition of the Business (including the smooth and orderly transition of the pediatric program referred to in Clause 2.4) to Purchaser. If Purchaser and Novartis fail to enter into the transition services agreement contemplated by the immediately preceding sentence, from and after the Closing Date Novartis will use its commercially reasonable efforts to provide services necessary to provide for a smooth and orderly transition of the pediatric program referred to in Clause 2.4. Novartis and Purchaser agree to comply with the matters and perform the obligations set forth on Schedule 17.5.

18.	CONFIDENTIALITY; PRESS RELEASE

18.1	Confidentiality. After the Closing, Novartis and its Affiliates shall, and shall use their commercially reasonable efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, keep confidential and not disclose to any Third Party any confidential information pertaining to the Business and the Transferred Assets, including Know-How included in Other Transferred IP concerning the manufacture of the Drug Substance and the Product; provided, however, nothing in this Clause 18.1 shall prohibit any such disclosure made in confidence pursuant to a written confidentiality agreement in customary form.

18.2	Press Releases. Prior to the Closing Date, neither Party shall issue a press release, trade announcement or any other public announcement with regard to the transactions contemplated by this Asset Purchase Agreement without the other Party’s prior consent, which shall not be unreasonably withheld or delayed. From and after the Closing Date, the Parties agree to consult with each other regarding the content of any such press release or other announcement. This restriction shall not apply to announcements required by applicable Law or any Governmental Entity. However, in such event the Parties shall, to the extent reasonably practicable, coordinate the wordings of any such announcements. Each Party acknowledges that the other shall have the right to disclose a summary of the transaction, including the Purchase Price, in its official financial reports, and in filings made with the United States Securities and Exchange Commission (the “SEC”). Novartis acknowledges that the Purchaser will be required to file a copy of this Asset Purchase Agreement as an exhibit to filings it makes with the SEC.

19.	MISCELLANEOUS

19.1	Governing Law and Jurisdiction. This Asset Purchase Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws provision thereof. The Parties and Warner Chilcott agree that any suit, action or proceeding seeking to enforce any provision (including Clause 19.13) of, or based on any matter arising out of or in connection with, this Asset Purchase Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Asset Purchase Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the Parties and Warner Chilcott hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party or Warner Chilcott anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party and Warner Chilcott agrees that service of process on such Party or Warner Chilcott as provided in Clause 19.4 shall be deemed effective service of process on such Party or Warner Chilcott as the case may be.

19.2	Waiver of Jury Trial. EACH OF THE PARTIES AND WARNER CHILCOTT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS ASSET PURCHASE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19.3	Assignment. None of the Parties or Warner Chilcott may assign its rights and obligations under this Asset Purchase Agreement without each of the other Party’s or Warner

Chilcott’s prior written consent, except that either Party may assign its rights and obligations under this Asset Purchase Agreement or any part hereof (a) to one or more of its Affiliates without the consent of the other Party; and (b) after the Closing, to any Person. Any permitted assignee shall assume all obligations of its assignor under this Asset Purchase Agreement (or related to the assigned portion in case of a partial assignment), and no permitted assignment shall relieve the assignor of liability hereunder. Any attempted assignment in contravention of the foregoing shall be void. Notwithstanding the foregoing, Purchaser’s payment obligations pursuant to the last sentence of Clause 8.3 shall not be increased as a result of any assignment by Novartis pursuant to this Clause 19.3.

19.4	Notices. All notices, consents, waivers, and other communications under this Asset Purchase Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by fax (with written confirmation of receipt), provided that a copy is immediately sent by an internationally recognized overnight delivery service (receipt requested); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party or Warner Chilcott may designate by written notice):

If to the Purchaser:

Warner Chilcott Company, LLC

Union Street, Road 195 Km 1.1

Fajardo, Puerto Rico 00738

Attn: VP and General Manager, Business Operations

Fax: (787) 863-5355

and

Warner Chilcott

100 Enterprise Drive

Rockaway, New Jersey 07866

Attn: General Counsel

Fax: (973) 442-3310

With a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attn: Michael Davis

Fax: (212) 701-5800

If to Warner Chilcott:

Warner Chilcott PLC

1 Grand Canal Square

Dublin 2

Ireland

Attn: General Counsel

Fax: (973) 442-3310

With a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attn: Michael Davis

Fax: (212) 701-5800

If to Novartis:

Novartis Pharmaceuticals Corporation

59 Route 10

East Hanover, New Jersey 07936

Attn: General Counsel

and

Novartis Pharma AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

Attn: Head of BD&L

Fax: +41 61 324 2100

and

Novartis Pharma AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

Attn: General Counsel

Fax: +41 61 324 7399

19.5	Waiver and Amendments. The failure of any Party or Warner Chilcott to assert a right hereunder or to insist upon compliance with any term or condition of this Asset Purchase Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party or Warner Chilcott. No waiver shall be effective unless it has been given in writing and signed by the Party or Warner Chilcott giving such waiver. No provision of this Asset Purchase Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party and Warner Chilcott.

19.6	Severability. Without prejudice to any other rights that the Parties and Warner Chilcott have pursuant to this Asset Purchase Agreement, every provision of this Asset Purchase Agreement is intended to be severable. If any provision of this Asset Purchase Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Asset Purchase Agreement, which shall remain in full force and effect. The Parties and Warner Chilcott agree to consult each other and use commercially reasonable efforts to agree upon a new provision which is permissible under the Law and which comes as close as possible to the original purpose and intent of the invalid, void or unenforceable provision.

19.7	Entire Agreement. This Asset Purchase Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties and Warner Chilcott with respect to the subject matter hereof.

19.8	Relationship of the Parties. Nothing contained in this Asset Purchase Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Novartis and the Purchaser or Warner Chilcott, or to constitute one as the agent of the other. Moreover, each Party and Warner Chilcott agrees not to construe this Asset Purchase Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party and Warner Chilcott shall act solely as an independent contractor, and nothing in this Asset Purchase Agreement shall be construed to give any Party or Warner Chilcott the power or authority to act for, bind, or commit the other.

19.9	Expenses. Except as otherwise expressly provided in this Asset Purchase Agreement, each Party and Warner Chilcott shall pay the fees and expenses of its respective lawyers and other advisors and all other expenses and costs incurred by such Party or Warner Chilcott incidental to the negotiation, preparation, execution and delivery of this Asset Purchase Agreement; provided that the filing fee for the transactions contemplated by this Asset Purchase Agreement pursuant to the HSR Act shall be paid 50% by Novartis and 50% by Purchaser.

19.10	English Language. This Asset Purchase Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Asset Purchase Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

19.11	Counterparts. This Asset Purchase Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Asset Purchase Agreement shall become effective when each Party and Warner Chilcott shall have received a counterpart hereof signed by all of the other Parties and Warner Chilcott. Until and unless each Party and Warner Chilcott has received a counterpart hereof signed by the other Parties and Warner Chilcott, this Asset Purchase Agreement shall have no effect and no Party or Warner Chilcott shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

19.12	Disclosure Schedule References. The Parties agree that any reference in a particular Clause of Schedule 18 (Disclosure by Novartis) shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of Novartis that are contained in the corresponding Clause of this Asset Purchase Agreement and (b) any other representations and warranties of Novartis that are contained in this Asset Purchase Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

19.13	Warner Chilcott Guaranty. Warner Chilcott hereby irrevocably and unconditionally guarantees to Novartis the prompt and full performance and discharge by the Purchaser of and the compliance of Purchaser with all of the Purchaser’s covenants, agreements and obligations under this Asset Purchase Agreement and Purchaser’s or any of Warner Chilcott’s other Affiliates under any of the Ancillary Agreements to which they are a Party in accordance with the terms hereof or thereof, and Warner Chilcott covenants and agrees to take all actions necessary or advisable to ensure such performance and discharge by the Purchaser or such Affiliates hereunder or thereunder, including the due and punctual payment of all amounts which are or may become due and payable by the Purchaser hereunder when and as the same shall become due and payable. No failure or delay or lack of demand, notice or diligence in exercising any right under this guaranty shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right under this guarantee. This guaranty is an absolute, unconditional and continuing guaranty of payment and performance and not of collection. Novartis need not exhaust or pursue any remedy or take any action in respect of the default of any obligation guaranteed hereby prior to or as a condition to proceeding directly under this guaranty against Warner Chilcott.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties and Warner Chilcott have caused this Asset Purchase Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

NOVARTIS PHARMACEUTICALS CORPORATION

By:	/s/ Andre Wyss

Name:	Andre Wyss

Title:	Head, Pharma North America and President, Novartis Pharmaceuticals Corporation

NOVARTIS PHARMA AG

By:	/s/ Bettina Marion Jopp

Name:	Bettina Marion Jopp

Title:	Senior Legal Counsel

And

By:	/s/ J.-M. Séquier

Name:	J.-M. Séquier

Title:	Business Development & Licensing

WARNER CHILCOTT COMPANY, LLC

By:	/s/ Max A. Torres

Name:	Max A. Torres

Title:	V.P. and General Manager Business Operations

WARNER CHILCOTT PLC Solely for purposes of Clause 19

By:	/s/ Izumi Hara

Name:	Izumi Hara

Title:	Senior Vice President and General Counsel